UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2010

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
December 31, 2010 and 2009

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

                                        By:  Thermo Fisher Scientific Inc., Pension Committee

                                        By:  /s/ Peter M. Wilver
                                               Peter M. Wilver
                                               Senior Vice President, Chief Financial Officer and
                                               Member of the Pension Committee

Date:  June 21, 2011

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4-11

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules
and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Thermo Fisher Scientific Inc. 401(k) Retirement Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 21, 2011

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

(In thousands)	2010	2009

Assets
Investments, at fair value	$1,387,337	$1,156,151

Receivables
Employer contributions	3,177	2,666
Participant contributions	2,824	2,381
Notes receivable from participants	26,196	22,458

	32,197	27,505
Liabilities
Corrective distributions payable	—	1,129

Net assets reflecting investments at fair value	1,419,534	1,182,527

Adjustment from fair value to contract value for collective trust investments in fully benefit-responsive investment contracts	(4,127)	(2,922)

Net assets available for benefits	$1,415,407	$1,179,605

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

(In thousands)	2010

Additions
Investment income
Dividends and interest income	$24,500
Net appreciation in fair value of investments	147,623

Total investment income, net	172,123

Interest income on notes receivable from participants	1,243

Contributions
Employer	56,525
Participants	81,197
Participant rollover	9,593

Total contributions	147,315

Total additions, net	320,681

Deductions
Benefits paid to participants	84,648
Administrative expenses	231

Total deductions	84,879

Net increase in net assets available for benefits	235,802

Net Assets Available for Benefits
Beginning of year	1,179,605

End of year	$1,415,407

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

Note 1.          Plan Description

    The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor”, the “Company”). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

Eligible employees of the Company become participants on their date of hire.

Contributions

Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan offers investment options in the Company’s common stock and twenty investment funds. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company match, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Administrative Expenses

The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants, and are included in the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company contributions plus actual income or losses on those balances.

Notes Receivable from Participants

Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rates on existing loans range from 4.25 to 11.50% at December 31, 2010 and 2009. Principal and interest are repaid through payroll deductions.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

Benefit Payments and Plan Withdrawals

Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

Forfeitures that exist in the Plan were either introduced into the Plan as a result of plan mergers or were created in previous years before vesting in Company contributions was immediate. All participant accounts in the Plan were 100% vested as of January 1, 2008.

Forfeitures are used to reduce future employer contributions or pay Plan expenses. In 2010, company matching contributions of $760,000 were paid from forfeited nonvested accounts. Changes in accumulated forfeitures include investment gains and losses. At December 31, 2010 and 2009, there was $67,000 and $796,000, respectively, in accumulated forfeitures available to reduce future employer contributions or pay Plan expenses.

Administrative Budget Account

T. Rowe Price earns a set fee for recordkeeping services. If the Plan’s share of the investment expenses incurred by the mutual funds and other investments held by the Plan exceeds this fee amount, the excess is deposited by T. Rowe Price into a separate Plan account which can be used to pay other Plan expenses, such as audit and investment consultation fees. Plan expenses of $152,000 were paid from this account during 2010. At December 31, 2010 and 2009, there was $859,000 and $347,000, respectively, in this account available to pay Plan expenses.

Note 2.    Summary of Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan’s interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company’s common stock is valued based on quoted market prices. Refer to Note 5 for more information on valuation of the Plan’s investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

Investment contracts held by a defined-contribution plan are required to be reported at fair value, however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in certain collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassification

Certain amounts have been reclassified in the prior year financial statements to conform to current year presentation.

Subsequent Events

The Company has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.

Recent Accounting Pronouncements

In September 2010, new guidance was issued pertaining to the reporting of loans to participants by defined contribution pension plans. This guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the rule retrospectively on January 1, 2010. Adoption did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

In January 2010, new guidance was issued amending fair value measurements and disclosures. This guidance requires a gross presentation of activities within the Level 3 rollforward and adds a new requirement to disclose significant transfers in and out of Level 1 and Level 2 measurements, and the reasons for those transfers. The guidance further clarifies the existing disclosure requirements regarding: i) the level of disaggregation of fair value measurements, and ii) the disclosures regarding inputs and valuation techniques. This guidance was effective for the Plan's fiscal year beginning January 1, 2010, except for the gross presentation of the Level 3 activity, which is effective for the Plan's fiscal year beginning January 1, 2011. The additional disclosures have been made.

    In May 2011, further guidance was issued amending fair value measurements and disclosures. The new guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the plan's financial statements.

Note 3.    Tax Status

The Plan has received a favorable determination letter dated February 4, 2009, from the Internal Revenue Service. The Plan has been amended since applying for the determination letter; however, the Plan administrator, management and the Plan’s tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

Note 4.     Investments

Investments of the Plan’s net assets are as follows:

	December 31,
(In thousands, except shares)	2010	2009

Cash	$22	$13

Mutual Funds – Asset Allocation
T. Rowe Price Retirement 2020 Fund (1)(2)	187,675	161,351
T. Rowe Price Retirement 2025 Fund (1)(2)	164,984	138,164
T. Rowe Price Retirement 2015 Fund (1)(2)	136,427	124,818
T. Rowe Price Retirement 2030 Fund (1)(2)	144,426	118,230
T. Rowe Price Retirement 2035 Fund (1)(2)	89,870	69,435
T. Rowe Price Retirement 2010 Fund (2)	68,419	66,978
T. Rowe Price Retirement 2040 Fund	62,593	47,441
T. Rowe Price Retirement 2045 Fund	28,255	19,216
T. Rowe Price Retirement 2005 Fund	19,621	19,935
T. Rowe Price Retirement Income Fund	15,970	15,424
T. Rowe Price Retirement 2050 Fund	9,920	5,417
T. Rowe Price Retirement 2055 Fund	3,022	2,042

Mutual Funds – Equity
Dodge & Cox International Stock Fund (1)(2)	79,990	69,137
Dodge & Cox Stock Fund	58,730	48,315
Vanguard Mid Capitalization Index Fund, Instl.	47,676	34,164

Mutual Funds – Fixed Income
Western Asset Core Plus Bond Fund, Instl.	38,829	29,210

Common Collective Trust – Guaranteed Investment Contract
T. Rowe Price Stable Value Fund (1)(2)	115,052	97,650

Common Collective Trusts – Equity
SSGA S&P 500 Index Fund	32,936	26,674
Jennison Institutional U.S. Small-Cap Equity Fund	26,585	17,589
T. Rowe Price Growth Stock Trust	25,627	20,119

Common Stock
Thermo Fisher Scientific Inc., 554,699 and 520,628 shares, respectively	30,708	24,829

Total Investments, at Fair Value	$1,387,337	$1,156,151

(1)  Investment represents five percent or more of the Plan’s net assets at December 31, 2010.
(2)  Investment represents five percent or more of the Plan’s net assets at December 31, 2009.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

During 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $147,623,000, as follows:

(In thousands)	Year Ended December 31, 2010

Mutual Funds	$129,865
Common Collective Trusts	13,522
Common Stock	4,236

Net Increase in Fair Value	$147,623

Dividends and interest income of $24,500,000 consisted of the following for the year ended December 31, 2010:

(In thousands)	Year Ended December 31, 2010

Mutual Funds	$20,297
Common Collective Trusts	4,203

Dividends and Interest Income	$24,500

Note 5.          Fair Value Measurements

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

The following table presents information about the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2010:

(In thousands)	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Cash	$22	$22	$—	$—
Asset allocation funds	931,182	931,182	—	—
Equity funds	271,544	186,396	85,148	—
Guaranteed investment contract funds	115,052	—	115,052	—
Fixed income funds	38,829	38,829	—	—
Common stock	30,708	30,708	—	—

Total assets at fair value	$1,387,337	$1,187,137	$200,200	$—

The following table presents information about the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2009:

(In thousands)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Cash	$13	$13	$—	$—
Asset allocation funds	788,451	788,451	—	—
Equity funds	215,998	151,616	64,382	—
Guaranteed investment contract funds	97,650	—	97,650	—
Fixed income funds	29,210	29,210	—	—
Common stock	24,829	24,829	—	—

Total assets at fair value	$1,156,151	$994,119	$162,032	$—

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

    The table below presents the fair value measurements of Plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These Plan assets are all classified as Level 2 according to the fair value hierarchy:

(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

Asset Category
Equity funds	$85,148	$—	Daily	No more than 2 days
Guaranteed investment contract funds	115,052	—	Daily	Daily

	$200,200	$—

    There were no transfers between Level 1 and Level 2 fair value measurements during 2010 or 2009.

Note 6.     Related-party Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividend and interest earned of $20,336,000, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $1,243,000 in 2010.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2010 and 2009, the Plan purchased shares of Company common stock on the open market having a value of $5,235,000 and $4,324,000, respectively. In 2010 and 2009, the Plan sold shares of Company common stock on the open market having a value of $3,591,000 and $2,854,000, respectively.

Note 7.     Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010                                                                                                                                                                                                                                       Supplemental Schedule

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value (In thousands)

Cash			$22

Mutual Funds
T. Rowe Price	T. Rowe Price Retirement 2020 Fund (1)	(2)	187,675
T. Rowe Price	T. Rowe Price Retirement 2025 Fund (1)	(2)	164,984
T. Rowe Price	T. Rowe Price Retirement 2015 Fund (1)	(2)	136,427
T. Rowe Price	T. Rowe Price Retirement 2030 Fund (1)	(2)	144,426
T. Rowe Price	T. Rowe Price Retirement 2035 Fund (1)	(2)	89,870
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	79,990
T. Rowe Price	T. Rowe Price Retirement 2010 Fund (1)	(2)	68,419
Dodge & Cox	Dodge & Cox Stock Fund	(2)	58,730
T. Rowe Price	T. Rowe Price Retirement 2040 Fund (1)	(2)	62,593
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	47,676
Western Asset Management Company	Western Asset Core Plus Bond Fund, Instl.	(2)	38,829
T. Rowe Price	T. Rowe Price Retirement 2005 Fund (1)	(2)	19,621
T. Rowe Price	T. Rowe Price Retirement 2045 Fund (1)	(2)	28,255
T. Rowe Price	T. Rowe Price Retirement Income Fund (1)	(2)	15,970
T. Rowe Price	T. Rowe Price Retirement 2050 Fund (1)	(2)	9,920
T. Rowe Price	T. Rowe Price Retirement 2055 Fund (1)	(2)	3,022

Total mutual funds			1,156,407

Common Collective Trusts
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	110,925
State Street Global Advisors	SSGA S&P 500 Index Fund	(2)	32,936
T. Rowe Price	T. Rowe Price Growth Stock Trust (1)	(2)	25,627
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	26,585

Total common collective trusts			196,073

Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	30,708

Participant Loans	Participant Loans (for a term not exceeding 30 years at interest rates ranging from 4.25% to 11.50%) (1)	(2)	26,196

Total			$1,409,406

(1)	Assets are a party-in-interest to the Plan.
(2)	Cost information is not required for participant-directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2010 and 2009

Exhibit
Number               Description of Exhibit

23.1                  Consent of PricewaterhouseCoopers LLP.